9:03 AM
02/15/23
Cash Basis

AnyFans Inc.
Profit & Loss
January through December 2022

			Jan - Dec 22
Ordinary Income/Expense			
Expense			
Accounting			1,600.00
Advertising and Promotion			12,658.92
App Development			115,106.15
Automobile Expense			444.67
Bank Service Charges			395.90
Business Licenses and Permits			3,325.00
Charity			350.00
Computer and Internet Expenses			10,273.67
Dues and Subscriptions			2,912.86
Insurance Expense			2,696.40
Interest Expense			965.25
Meals and Entertainment			2,113.57
Office Expense			730.00
Office Supplies			1,940.36
Paypal			1,940.00
Payroll Expenses			
Fee's		817.39	
Tax		8,972.03	
Wages			
Barkley Espirito Santo	19,531.25		
Dominic Campeau	11,607.20		
Jason Reddy	2,160.00		
Matthew Spach	26,303.16		
Ryan Jacobson	20,000.00		
Wages - Other	0.00		
Total Wages		79,601.61	
Total Payroll Expenses			89,391.03
Postage and Delivery			216.98
Printing and Reproduction			8,059.66
Professional Fees			44,715.54
Rent Expense			1,951.85
Storage			518.05
Sub Contractor			
S & M Contractor		20,121.43	
Sub Contractor - Other		256,249.94	
Total Sub Contractor			276,371.37
Telephone Expense			2,381.38
Travel Expense			4,949.80
Uniforms			169.41
Utilities			44.94
Total Expense			586,222.76
Net Ordinary Income			-586,222.76
Net Income			**-586,222.76**

UNAUDITED

9:04 AM
02/15/23
Cash Basis

AnyFans Inc.
ALL YEARS Balance Sheet
As of December 31, 2022

	Dec 31, 20	Dec 31, 21	Dec 31, 22
ASSETS			
Current Assets			
Checking/Savings			
Banc of CA #0157	0.00	0.00	384.11
Union Bank # 1648	0.00	1,289.91	1,039.11
Total Checking/Savings	0.00	1,289.91	1,423.22
Total Current Assets	0.00	1,289.91	1,423.22
TOTAL ASSETS	**0.00**	**1,289.91**	**1,423.22**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
AMEX CC# 33006	0.00	0.00	2,225.79
Total Credit Cards	0.00	0.00	2,225.79
Other Current Liabilities			
SAFE Note Liability	0.00	0.00	178,442.78
Total Other Current Liabilities	0.00	0.00	178,442.78
Total Current Liabilities	0.00	0.00	180,668.57
Total Liabilities	0.00	0.00	180,668.57
Equity			
Capital Loan from Josh			
Josh Promisary Note	0.00	0.00	94,700.00
TRPG Promisary Note	0.00	0.00	170,000.00
Capital Loan from Josh - Other	0.00	31,000.00	171,987.50
Total Capital Loan from Josh	0.00	31,000.00	436,687.50
Retained Earnings	0.00	0.00	-29,710.09
Net Income	0.00	-29,710.09	-586,222.76
Total Equity	0.00	1,289.91	-179,245.35
TOTAL LIABILITIES & EQUITY	**0.00**	**1,289.91**	**1,423.22**

UNAUDITED